(d)(3)(iv)

March 6, 2015

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, Voya Investments, LLC (“Voya Investments”), the adviser to Voya Global Value Advantage Portfolio (the “Portfolio”), agrees that Voya Investments shall, from the close of business on March 6, 2015 through May 1, 2016, subject to shareholder approval of the reorganization of Voya Global Resources Portfolio with and into the Portfolio, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Series	Maximum Operating Expense Limit (as a percentage of average net assets)

	Adviser Class	Class I	Class S	Class S2	Class T

Voya Global Value Advantage Portfolio	1.14%	0.64%	0.89%	1.04%	1.24%

We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on March 6, 2015 through May 1, 2016. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the forgoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President